EXHIBIT 1.2

ORDINARY RESOLUTIONS OF ALLIED IRISH BANKS, p.l.c.

At the Annual General Meeting of Allied Irish Banks, p.l.c., held on May 9, 2007, the following Resolutions were passed as Ordinary Resolutions:

“That the Directors be and are generally unconditionally authorised pursuant to and in accordance with Section 20 of the Companies (Amendment) Act, 1983 to exercise for the period of five years from the date of the passing of this Resolution all the powers of the Company to allot relevant securities up to the following nominal amounts: €90,966,403 for Ordinary Shares, €254,000,000 for euro Non-Cumulative Preference Shares, US$493,750,000 for Dollar Non-Cumulative Preference Shares, Stg£200,000,000 for Sterling Non-Cumulative Preference Shares, and YEN 35,000,000,000 for YEN Non-Cumulative Preference Shares, in aggregate (“the Section 20 Amount”), and that by such authority the Directors may make offers or agreements which would or might require the allotment of such securities after the expiry of such period.”

“That the Rules of the AIB Group Performance Share Plan 2005 be amended by the insertion of the following as the continuation of B (2) under TSR Performance Conditions, at Appendix 1:

“Notwithstanding that the Bank’s TSR performance may be adequate to enable an Award to vest, in whole or in part, on the basis of the foregoing test, no Award made in 2007 and following years shall vest, in whole or in part, unless the Committee is also satisfied that the recorded TSR is a genuine reflection of the Bank’s underlying financial performance during the relevant three consecutive financial years.””

Mr. Dermot Gleeson

(Chairman of the meeting)

Bankcentre,

Ballsbridge,

Dublin 4.